Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009

Earnings from continuing operations before income taxes	$72.3	$379.9	$281.6	$279.3	$157.6	$137.2
Fixed charges	25.8	105.6	64.5	69.6	72.7	69.2
Income from equity method investees	—	—	—	—	(4.3)	(5.0)
Dividend from equity method investees	—	—	—	—	6.0	8.1

Total earnings	$98.1	$485.5	$346.1	$348.9	$232.0	$209.5

Fixed charges:
Interest expense(1)	$20.7	$85.6	$47.8	$53.6	$57.6	$53.8
Estimated interest component of rental expense	5.1	20.0	16.7	16.0	15.1	15.4

Total fixed charges	$25.8	$105.6	$64.5	$69.6	$72.7	$69.2

Ratio of earnings to fixed charges	3.8x	4.6x	5.4x	5.0x	3.2x	3.0x

(1)	Includes interest expense on all third-party indebtedness and interest related to uncertain tax benefits.